EXHIBIT 12.1

ADOBE SYSTEMS INCORPORATED

Consolidated Ratio of Earnings to Fixed Charges and
Consolidated Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

(in thousands, except ratios)	Year Ended
	December 3, 2010	November 27, 2009	November 28, 2008	November 30, 2007	December 1, 2006
Earnings:
Income before provision for income taxes	$943,151	$701,520	$1,078,508	$947,190	$679,727
Add: fix charges	82,953	29,395	41,108	27,838	22,487
Total earnings	$1,026,104	$730,915	$1,119,616	$975,028	$702,214

Total fixed charges(*)	$82,953	$29,395	$41,108	$27,838	$22,487

Ratio of earnings to fixed charges	12.4	24.9	27.2	35.0	31.2
_________________________________________
(*)	Fixed charges consist of interest charges, the amortization of debt issuance costs and an estimate of interest as a component of rental expense.

Currently, we have no shares of preferred stock outstanding and we have not paid any dividends on preferred stock in the periods presented. Therefore, the ratios of earnings to combined fixed charges and preferred stock dividends are not different from the ratios of earnings to fixed charges.